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                                                                    Exhibit 2(d)

                            M.S.D. & T. FUNDS, INC.

                              Amendment to Bylaws
                       Adopted by the Board of Directors
                              On January 22, 1996


          RESOLVED, that Article I, Section 1.2 of the Company's Bylaws be, and it hereby is, amended and restated in its entirety to read as follows:

          SECTION 1.2.  Special Meetings.  Special meetings of the stockholders
                        ----------------
     for any purpose or purposes, unless otherwise prescribed by statute or by the charter, may be held at any place, within or without the State of Maryland, and may be called at any time by the Board of Directors or by the President, and shall be called at the request in writing of stockholders entitled to cast at least ten (10) percent of all the votes entitled to be cast at such meeting. Such request shall state the purpose or purposes of the proposed meeting and the matters proposed to be acted on at it; provided, however, that unless requested by stockholders entitled to cast a majority of all the votes entitled to be cast at the meeting, a special meeting need not be called to consider any matter which is substantially the same as a matter voted on at any special meeting of the stockholders held during the preceding twelve (12) months. The Secretary shall inform such stockholders of the reasonably estimated costs of preparing and mailing the notice of the meeting and on payment of these costs to the Corporation shall notify each stockholder entitled to notice of the meeting.